UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 25

                  NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                    REGISTRATION UNDER SECTION 12(B) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.


                                                Commission File Number 811-21944


              First Trust Exchange-Traded Fund II/NYSE Arca, Inc.
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   (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


                120 East Liberty Drive, Wheaton, Illinois 60187;
                                 (630) 765-8000
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    (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)


       Common Shares of Beneficial Interest, $.01 par value per share of
               First Trust ZyFin India Quality and Governance ETF
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                      (Description of class of securities)


Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[_]   17 CFR 240.12d2-2(a)(1)
[_]   17 CFR 240.12d2-2(a)(2)
[_]   17 CFR 240.12d2-2(a)(3)
[_]   17 CFR 240.12d2-2(a)(4)


[_] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.((1)Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.1)

|X| Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, First Trust Exchange-Traded Fund II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


July 20, 2017              By: /s/ W. Scott Jardine      Secretary of the Trust
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Date                                 Name                         Title


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(1)   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.